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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                   (Mark One)

              [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                       OR

              [_]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NO. 333-69437


               U.S. GENERATING COMPANY 401(k) PROFIT-SHARING PLAN
                            7500 Old Georgetown Road
                                   Suite 1300
                         Bethesda, Maryland 20814-6161

  (Full title of the plan and the address of the plan, if different from that of the issuer named below)

                                PG&E CORPORATION
                            One Market, Spear Tower
                                   Suite 2400
                        San Francisco, California  94105

       (Name of issuer of the securities held pursuant to the Plan of its principal executive office)
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                              REQUIRED INFORMATION

1. The Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997 and 1996 and the Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997, together with supplemental schedules and the report of Arthur Andersen LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

2. The Consent of Arthur Andersen LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           U.S. GENERATING COMPANY 401(k)
                           PROFIT-SHARING PLAN


December 21, 1998          By: U.S. GENERATING COMPANY, as
                           Plan Administrator

                           By:  /s/ STEPHEN A. HERMAN
                               --------------------------------
                           Stephen A. Herman
                           Senior Vice President and General Counsel